

14005072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Received
WASHINGTON, DC 20549

MAR 04 2014

FORM 11-K

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.   Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of October 31, 2013 and 2012	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended October 31, 2013	6
Notes to Financial Statements as of October 31, 2013 and 2012 and for the Year Ended October 31, 2013	7
SUPPLEMENTAL SCHEDULE:	23
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), as of October 31, 2013	24

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended October 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended October 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2014

Member of
Deloitte Touche Tohmatsu Limited

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 31, 2013 AND 2012 (IN THOUSANDS)

ASSETS:	2013	2012
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE -		
Investment in John Deere Savings Plans Master Trust	$ 4,311,689	$ 3,705,958
RECEIVABLES - Loans to participants	43,450	41,145
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	4,355,139	3,747,103
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(13,776)	(21,854)
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,341,363	$ 3,725,249

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 2013 (IN THOUSANDS)

ADDITIONS:

CONTRIBUTIONS:	
Participant	$ 166,570
Company	147,370
Total contributions	313,940
INVESTMENT INCOME - Net participation in activity of John Deere Savings Plans Master Trust	534,985
Net transfers from affiliate plan	1,510
Interest on participant loans	2,092
TOTAL ADDITIONS	852,527
DEDUCTIONS:	
Benefits paid to participants	235,789
Administrative expenses	624
Total deductions	236,413
INCREASE IN NET ASSETS	616,114
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	3,725,249
End of year	$ 4,341,363

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
OCTOBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED OCTOBER 31, 2013

1. **DESCRIPTION OF PLAN**

    The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

    Deere & Company (the "Company") maintains two defined contribution plans in the U.S. for the benefit of its employees. The investment assets of these plans are commingled and held in the John Deere Savings Plans Master Trust (the "Master Trust"). These plans are the John Deere Savings and Investment Plan and the John Deere Tax Deferred Savings Plan for Wage Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein.

    General – The Plan was established July 1, 1984 by the Company for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee ("Trustee"), and Fidelity Investment Institutional Operations Company, Inc., an affiliate of the Trustee, is the recordkeeper (collectively, "Fidelity").

    Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

    Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. The Plan has an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. The Plan accepts Roth elective contributions, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage is determined in accordance with the Plan agreement, and is based on the profitability of the Company during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in the funds as specified by participants. Monies will be held and invested by Fidelity in a BlackRock Lifepath Index Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2013 and 2012, forfeited nonvested accounts totaled $220,553 and $331,465, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2013, Company contributions were reduced by $1,398,627 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct the investment of their account balances into one or more investment funds which include the following as of October 31, 2013:

- Blended Interest Fund
- Wells Fargo Core Plus Bond Fund
- Deere & Company Common Stock Fund
- Any of 19 Common Collective Trust Funds
- Any of 4 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock. If no election is made, the default option is reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service may opt to continue making loan payments through the financial institution of their choice, which sends payments to Fidelity via Automated Clearing House transfers. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is less. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is less, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, fixed income securities, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2013 and 2012 for the fund are as follows:

	Master Trust Units Outstanding	Plan Units Outstanding	Net Asset Value Per Unit
October 31, 2013	4,998,647	3,850,043	$ 118.91
October 31, 2012	5,400,983	4,096,416	124.02

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. Contract value represents contributions made to the Fund, plus credited earnings, less participant withdrawals. GICs are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Wells Fargo Core Plus Bond Fund – The fund is a separately managed fund for the benefit of the Master Trust only and has an underlying portfolio of financial instruments consisting of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

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Common Collective Trust Funds – These funds are valued at redemption price which is based on the net asset values of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts in the Blended Interest Fund and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net appreciation includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

Interest and Dividends – Interest and dividends investment income in the Master Trust includes dividends on mutual funds and Deere & Company Common Stock Fund, as well as interest earned from the Blended Interest Fund.

Investment Fees - Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return.

Net Transfers From Affiliate Plan – Transfers represent net assets transferred to the Plan during the year ended October 31, 2013 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2013 and 2012.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses – Administrative expenses of $2.00 per participant are deducted from participant accounts each calendar quarter. The remaining expense is paid through credits provided by the recordkeeper for Plan investments. Participants also pay administrative costs for loans and qualified domestic relation orders.

3. **BLENDED INTEREST FUND**

The Blended Interest Fund is a stable value investment option available to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The interest rate of the fund is reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value.

The synthetic GICs include underlying assets which are held in a trust owned by the Master Trust and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, State Street Bank and Trust Company, Natixis Financial Products Inc., American General Life Company, and Monumental Life Insurance Company. The wrapper contracts are designed to allow participants to execute Blended Interest Fund transactions at contract value in extreme circumstances. The Master Trust's ability to receive amounts due pursuant to the wrapper contracts depends on the issuers' ability to meet their financial obligations under the wrapper contracts, which may be affected by future economic and regulatory developments. In addition, certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2013	2012
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	1.72 %	2.20 %
Based on interest rate credited to participants (2)	1.56	2.02

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. The fair values are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. MASTER TRUST AND FAIR VALUE MEASUREMENTS

The investment in the Master Trust represents the Plan's proportionate share of the net assets of the Master Trust which have been accumulated through participant and Company contributions and investment activity of the Master Trust less benefit payments and certain administrative expenses. Use of the Master Trust permits the commingling of the Plan's assets with the assets of the John Deere Tax Deferred Savings Plan for Wage Employees for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, Fidelity, as Trustee, maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans. The net earnings or loss of the accounts for each day are allocated by Fidelity to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of both participating plans. The Master Trust at October 31, 2013 and 2012 is summarized as follows (in thousands of dollars):

	2013	2012
Noninterest-Bearing Cash	$ 444	$ 560
Blended Interest Fund	679,117	679,644
Deere & Company Common Stock	594,378	669,810
Common Collective Trusts	2,309,704	1,766,508
Wells Fargo Core Plus Bond Fund	67,770	83,513
Mutual Funds	1,106,029	937,587
Fidelity BrokerageLink Accounts	279,632	239,409
Total Investments at Fair Value	5,036,630	4,376,471
Receivables	9,019	8,055
Total Assets in Master Trust - Investments at Fair Value	5,046,093	4,385,086
Liabilities	34,256	22,540
Net Assets in Master Trust - Investments at Fair Value	5,011,837	4,362,546
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17,413)	(27,750)
Net Assets in Master Trust	$ 4,994,424	$ 4,334,796
Plan's Interest in Net Assets of Master Trust at Fair Value	$ 4,311,689	$ 3,705,958
Plan's Interest in Master Trust as a Percentage of the Total	86 %	85 %

The net investment income of the Master Trust for the year ended October 31, 2013 consisted of the following (in thousands of dollars):

Net appreciation (depreciation):

Fidelity BrokerageLink Accounts*	$ 30,820
Common Collective Trusts:	
Lifepath Index Funds	169,990
Stock Index Funds	89,901
Bond Index Funds	(2,894)
Real Estate Index Fund	1,232
Small-Mid Cap Fund	33,262
Large Cap Fund	34,688
Commodity Index Fund	(690)
International Stock Index Fund	5,226
Total Common Collective Trusts	330,715
Wells Fargo Core Plus Bond Fund	(377)
Mutual Funds:	
Domestic Stock Funds	174,441
International Stock Funds	32,147
Total Mutual Funds	206,588
Deere & Company Common Stock*	(23,308)
Net appreciation	544,438
Interest and dividends	55,409
Net investment income	$ 599,847
Plan's portion of Master Trust investment income	$ 534,985

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist entirely of mutual funds.

The Master Trust's investments at fair value that exceeded 5 percent of Master Trust net assets as of October 31, 2013 and 2012 were as follows (in thousands of dollars):

	2013	2013 Percent of Net Assets	2012	2012 Percent of Net Assets
Fidelity Growth Company Fund*	$ 731,688	15%	$ 587,673	14%
Deere & Company Common Stock*	594,378	12%	669,810	15%
S&P 500 Stock Index Fund - BlackRock				
Equity Index Fund	333,026	7%	262,960	6%
BlackRock LifePath Index 2020 Fund	271,529	5%	223,101	5%

* Represents a party-in-interest to the Plan.

The Plan's proportionate share of investments that exceed 5 percent of the Plan's net assets as of October 31, 2013 and 2012 were as follows (in thousands of dollars):

	2013	2013 Percent of Net Assets	2012	2012 Percent of Net Assets
Fidelity Growth Company Fund*	$ 651,114	15%	$ 520,140	14%
Deere & Company Common Stock*	457,800	11%	508,022	14%
S&P 500 Stock Index Fund - BlackRock Equity Index Fund	300,727	7%	235,044	6%
BlackRock LifePath Index 2020 Fund	226,204	5%	187,448	5%

* Represents a party-in-interest to the Plan.

The Master Trust holds shares or interests in investments where the fair value is estimated based on the NAV per share (or its equivalent). At October 31, 2013 and 2012, there were no unfunded commitments or redemption restrictions, and the fair values are summarized as follows (in thousands of dollars):

	2013 Fair Value	2012 Fair Value
Lifepath Index Funds (a)	$ 1,497,419	$ 1,151,512
Stock Index Funds (b)	415,513	311,755
Bond Index Funds (c)	50,882	59,093
Real Estate Index Fund (d)	15,570	8,191
Small-Mid Cap Fund (e)	135,092	97,858
Large Cap Fund (f)	156,344	110,514
Commodity Index Fund (g)	5,553	4,867
International Stock Index Fund (h)	33,331	22,718
	$ 2,309,704	$ 1,766,508

(a) The funds' objectives are to maximize total return with a risk level that may be appropriate for each fund's particular timeframe, using a mix of income and inflation protection investments. The target date funds are a series of funds in five-year increments (from Retirement Fund to 2055) designed for participants with differing expected retirement/utilization dates.

(b) These are index funds that seek to match the performance of the S&P 500® Index and the Dow Jones U.S. Completion Total Stock Market Index by investing in stocks that make up the indices. These funds are intended for long-term investors seeking to capture the earnings and growth potential of U.S. companies.

(c) The index funds seek to match the performance of the Barclays Capital Aggregate Bond and the Barclays Capital U.S. TIPS Index by investing in a diversified sample of the bonds that make up the indices. These funds are intended for intermediate-term and long-term investors seeking moderate returns and protection against inflation.

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(d) This index fund seeks to match the performance of the FTSE EPRA/NAREIT Developed Real Estate Index by investing in stocks that make up the index. This fund is intended for long-term investors seeking to capture the dividend income and growth potential of real estate.

(e) This fund seeks to generate consistent, long-term investment performance superior to the Russell 2500 Index and appropriate peer groups.

(f) This fund seeks to outperform the Russell 1000® Value over a market cycle.

(g) This is an index fund that seeks to match the performance of the Dow Jones-UBS. This index is a commodity benchmark for non-levered, fully collateralized investments.

(h) This is an index fund that seeks to match the performance of the MSCI ACWI ex-US Investable Market Index. This fund is intended for long-term investors seeking to capture the earnings and growth potential of foreign companies in both developed and emerging countries throughout the world.

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis at October 31, 2013 and 2012.

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2013, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 71,324		$ 71,324
Residential Mortgage-Backed Securities - Agency		32,835		32,835
Residential and Commercial Mortgage Obligations		17,565		17,565
Asset-Backed Securities		55,296		55,296
Corporate Debt Securities		103,322		103,322
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		385,805		385,805
Money Market Mutual Fund	$ 12,146			12,146
Wrapper Contracts			$ 824	824
Total Blended Interest Fund	12,146	666,147	824	679,117
Deere & Company Common Stock	594,378			594,378
Wells Fargo Core Plus Bond Fund:				
Asset-Backed Securities		2,024		2,024
Commercial Mortgage-Backed Securities		5,032		5,032
Residential Mortgage-Backed Securities - Agency		22,072		22,072
Residential and Commercial Mortgage Obligations		2,886		2,886
Corporate Debt Securities		23,387		23,387
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		12,369		12,369
Total Wells Fargo Core Plus Bond Fund		67,770		67,770
Common Collective Trusts:				
Lifepath Index Funds		1,497,419		1,497,419
Stock Index Funds		415,513		415,513
Bond Index Funds		50,882		50,882
Small-Mid Cap Fund		135,092		135,092
Large Cap Fund		156,344		156,344
Real Estate Index Fund		15,570		15,570
Commodity Index Fund		5,553		5,553
International Stock Index Fund		33,331		33,331
Total Common Collective Trusts		2,309,704		2,309,704

17

(Continued)

| | Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2013, Using | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Domestic Stock Funds	731,689			731,689
Fixed Income Funds	177,981			177,981
International Stock Funds	196,359			196,359
Total Mutual Funds	1,106,029			1,106,029
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	5,848			5,848
Balanced Funds	22,486			22,486
Commodity Funds	2,415			2,415
Domestic Stock Funds	150,188			150,188
Fixed Income Funds	56,892			56,892
International Stock Funds	41,803			41,803
Total BrokerageLink Accounts	279,632			279,632
Total Investments	$ 1,992,185	$ 3,043,621	$ 824	$ 5,036,630

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

| | Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3) |
	Wrapper Contracts
Beginning balance — October 31, 2012	$ 952
Unrealized losses	(128)
Ending balance — October 31, 2013	$ 824

The Plan's policy is to recognize transfers between levels at the beginning of the reporting period. There were no transfers between Levels 1 and 2 in 2013.

Master Trust Investments
Fair Value Measurements (in thousands of dollars)
at October 31, 2012, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 32,655		$ 32,655
Residential Mortgage-Backed Securities - Agency		49,637		49,637
Residential and Commercial Mortgage Obligations		14,785		14,785
Asset-Backed Securities		52,222		52,222
Corporate Debt Securities		78,920		78,920
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		436,287		436,287
Money Market Mutual Fund	$ 14,186			14,186
Wrapper Contracts			$ 952	952
Total Blended Interest Fund	14,186	664,506	952	679,644
Deere & Company Common Stock	669,810			669,810
Wells Fargo Core Plus Bond Fund:				
Commercial Mortgage-Backed Securities		2,864		2,864
Residential Mortgage-Backed Securities - Agency		23,217		23,217
Residential and Commercial Mortgage Obligations		1,015		1,015
Corporate Debt Securities		24,105		24,105
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		32,312		32,312
Total Wells Fargo Core Plus Bond Fund		83,513		83,513
Common Collective Trusts:				
Lifepath Index Funds		1,151,512		1,151,512
Stock Index Funds		311,755		311,755
Bond Index Funds		59,093		59,093
Small-Mid Cap Fund		97,858		97,858
Large Cap Fund		110,514		110,514
Real Estate Index Fund		8,191		8,191
Commodity Index Fund		4,867		4,867
International Stock Index Fund		22,718		22,718
Total Common Collective Trusts		1,766,508		1,766,508

(Continued)

	Master Trust Investments Fair Value Measurements (in thousands of dollars) at October 31, 2012, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Domestic Stock Funds	590,781			590,781
Fixed Income Funds	183,067			183,067
International Stock Funds	163,739			163,739
Total Mutual Funds	937,587			937,587
Fidelity BrokerageLink Accounts, Mutual Funds:				
Alternative Funds	7,319			7,319
Balanced Funds	21,275			21,275
Commodity Funds	3,431			3,431
Domestic Stock Funds	112,009			112,009
Fixed Income Funds	61,270			61,270
International Stock Funds	34,105			34,105
Total BrokerageLink Accounts	239,409			239,409
Total Investments	$ 1,860,992	$ 2,514,527	$ 952	$ 4,376,471

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Master Trust Fair Value Measurements (in thousands of dollars) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — October 31, 2011	$ 584	$ 187	$ 1,111	$ 1,882
Unrealized (losses) gains			(159)	(159)
Transfers out of Level 3	(584)	(187)		(771)
Ending balance — October 31, 2012	$ -	$ -	$ 952	$ 952

5. **EXEMPT PARTY-IN-INTEREST TRANSACTIONS**

The Plan held 5,593,845 and 5,945,952 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $266 million and $289 million at October 31, 2013 and 2012, respectively. During the year ended October 31, 2013, the Plan recorded dividend income of approximately $11.2 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

6. **FEDERAL INCOME TAX STATUS**

The IRS has determined and informed the Company, by a letter dated November 8, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

7. **VOLUNTARY COMPLIANCE RESOLUTION**

The Plan's recordkeeper intends to file a group application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement will be sought with respect to IRS Section 72(p) regulations. The Plan expects to be a party to the group application. The Plan's management believes that this is not significant to the Plan.

In March 2013, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to amending Plan language for In-Plan Roth Conversions. By a letter dated June 5, 2013, the Company was informed by the IRS that their application for a compliance statement was accepted.

8. **PLAN TERMINATION**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

21

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2013 and 2012 (in thousands of dollars):

	2013	2012
Net assets available for benefits per the financial statements	$ 4,341,363	$ 3,725,249
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,776	21,854
Net assets available for benefits per the Form 5500	$ 4,355,139	$ 3,747,103

For the year ended October 31, 2013, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 (in thousands of dollars):

Increase in net assets per the financial statements	$ 616,114
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2013	13,776
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2012	(21,854)
Increase in net assets per the Form 5500	$ 608,036

10. SUBSEQUENT EVENTS

In December 2013, the Company sold a majority interest in its subsidiary John Deere Landscapes, LLC. As a result of this divestiture, participant balances of approximately $94 million were transferred to the purchaser's 401(k) plan on January 15, 2014.

Effective January 1, 2014, the Plan was amended to change the deferral rate for automatic enrollment of all eligible newly-hired employees from two to three percent of compensation.

Effective January 27, 2014, future contributions to the Deere & Company Stock Fund are limited to 20 percent of a participant's total contribution election. In addition, participants are restricted from making exchanges that would cause their balance in the Deere & Company Stock Fund to exceed 20% of their overall account balance.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE SAVINGS AND INVESTMENT PLAN
EMPLOYER ID NO.: 36-2382580
PLAN NO.: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2013

(In thousands of dollars)	Current Value
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 9.75%, maturing from November 2013 through November 2031)*	$ 43,450

*Represents a party-in-interest to the Plan.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: _____

Marc A. Howze
Vice President, Global Human Resources

Date: 27 February 2014

Deloitte.

Deloitte LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 25, 2014, relating to the financial statements and supplemental schedule of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2013.

Deloitte & Touche LLP

Chicago, Illinois
February 25, 2014